Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MojiLala, Inc.
10548 Rampart Ave.
Cupertino, CA 95014
https://leoapp.com/website

Up to $1,032,550.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MojiLala, Inc.
Address: 10548 Rampart Ave., Cupertino, CA 95014
State of Incorporation: DE
Date Incorporated: August 23, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,032,550.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: December 31, 2022
Valuation Cap: $15,000,000.00
Discount Rate: 10.0%
Annual Interest Rate: 1.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Voting rights

Material Rights:

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

<u>Company Perks*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 5% bonus on the interest rate of the convertible note.

Super Early Bird Bonus

Invest within the first week and receive a 4% bonus on the interest rate of the convertible note.

Early Bird Bonus

Invest within the first two weeks and receive a 3% bonus on the interest rate of the convertible note.

Bird Bonus

Invest within the first three weeks and receive a 2% bonus on the interest rate of the convertible note.

Amount-Based:

$500+

1 Lifetime unlimited subscription to Leo AR.

$1,000+

Receive a 1% bonus on the Convertible Note interest rate.

$2,500+

Receive a 2% bonus on the Convertible Note interest rate.

$5,000+

Receive a 3% bonus on the Convertible Note interest rate.

$10,000+

Receive a 4% bonus on the Convertible Note interest rate and zoom call with the Founder.

$25,000+

Receive a 5% bonus on the Convertible Note interest rate and dinner with the Founder.

All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Leo AR is an augmented reality app, created by MojiLala, Inc., and is one of the leading consumer-facing AR apps today, featured in Apple as "App of the Day" 5 times in the USA and over 200+ countries globally. Leo AR allows everyone to be an artist, changing the way people see and interact with the world around them. As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm.

As an AR communications platform, users can supercharge their video content by adding 3D objects, scenes, music, filters and several other features that allow your creative ideas to thrive in every mobile camera.

Our app is free for users, allowing them to choose from a variety of free objects. Users choose from thousands of realistic options, place them in their surrounding, and interact with the new world they create. The app is free, however in order to get full access to all of our realistic 3D objects, users pay a subscription fee.

We are also able to monetize our branded content, charging brands to get their own category featured/sponsored within our app. This pricing model is CPI-based.

Competitors and Industry

Competitors are as big as Snapchat and as small as other startups working in consumer AR including AR Magic and Monster Park. Other startups in this consumer space specialize in dinosaur AR or text AR, versus our app that has thousands of objects to choose from including dinosaurs, text, music, stickers, etc.

Current Stage and Roadmap

We're one of the leading consumer AR apps, and have a stable and robust app in Apple and Android Stores (as well as Samsung Store). We're currently a late seed-stage company. Our future roadmap incorporates the commercialization, scale, and growth of Leo AR including branded content and major corporate partnerships.

We plan to have a marketing budget to expand Leo AR users on platforms like Facebook/instagram, YouTube and Pinterest. We plan to target parents with young children, looking for new ways to engage and have more fun with their kids. Beyond targeting parents, influencers might be a great resource to grow Leo AR to the masses.

The Team

Officers and Directors

Name: Dana Loberg

Dana Loberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder
  Dates of Service: August 23, 2016 - Present
  Responsibilities: Day to day operations, product, fundraising, and business development. Currently Dana takes a salary compensation of $5,000 per month.

- **Position:** President & Secretary & Treasurer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: President & Secretary & Treasurer

Name: Mesut Sahin Boydas

Mesut Sahin Boydas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September 15, 2016 - Present
  Responsibilities: Managing the team, recruiting, day to day operations, etc.
  Mesut currently receives $5,000 per month in salary compensation.

Other business experience in the past three years:

- **Employer:** RemoteTeam.com
  Title: CEO
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Manage all aspects of the company's business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of service, providing a platform for Augment Reality Communication. Our revenues are therefore dependent upon the market for such product,

Minority Holder; Securities with No Voting Rights

The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's

owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry

Augmented Reality is a completely new technology that recently became capable in all of our smartphones. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing Leo AR following this offering and the private placement that we are conducting concurrently. However, it is possible that our distribution and marketing doesn't give us the growth numbers we need to make a successful following financing round. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing thevalue of your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing technology platform. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the Augmented Reality categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dana Elizabeth Loberg	3,000,000	Common Stock	50.0
Mesut Sahin Boydas	3,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, Convertible Note 2020, 5M Safe Note, 8M Safe Note, 12M Safe Note, and Kiss Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

Voting rights

Material Rights

There are no material rights associated with Common Stock.

Convertible Note 2020

The security will convert into common stock and the terms of the Convertible Note 2020 are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2022
Interest Rate: 1.0%
Discount Rate: 10.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $5,000,000 Financing Round

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Common Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 10% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding Common Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the

Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of 15,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5M Safe Note

The security will convert into Shares and the terms of the 5M Safe Note are outlined below:

Amount outstanding: $575,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: no converstion trigger until a priced round

Material Rights

There are no material rights associated with 5M Safe Note.

8M Safe Note

The security will convert into Shares and the terms of the 8M Safe Note are outlined below:

Amount outstanding: $890,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: conversion occurs in a priced round

Material Rights

There are no material rights associated with 8M Safe Note.

12M Safe Note

The security will convert into Shares and the terms of the 12M Safe Note are outlined below:

Amount outstanding: $845,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: conversion occurs during a priced round

Material Rights

There are no material rights associated with 12M Safe Note.

Kiss Note

The security will convert into Shares and the terms of the Kiss Note are outlined below:

Amount outstanding: $125,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $2,500,000.00
Conversion Trigger: conversion occurs in a priced round

Material Rights

The KISS Note was issued as part of the 500 Startups Accelerator program.

What it means to be a minority holder

As a convertible note holder of MojiLaLa Inc., you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** KISS (Keep It Simple Security)
  Final amount sold: $125,000.00
  Use of proceeds: Founding the company, hiring engineers
  Date: September 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $575,000.00
  Use of proceeds: Building product, hiring
  Date: November 04, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $845,000.00
  Use of proceeds: Product, hiring engineers, etc
  Date: August 02, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $890,000.00
  Use of proceeds: Product, hiring engineers,
  Date: March 14, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Near the end of 2019, Leo AR applied a subscription to the free app in order to bring in revenue. In 2020, the subscription continued to grow as users loved having full access to over 1k+ high quality realistic 3D objects in the Leo library.

Since Covid, there's been a surge of users to Leo AR as people seek out new ways to educate, entertain and have fun while at home. Since Leo is a great app that allows the outside world to exist inside, there's been a major growth of mobile consumers. This also includes teachers and schools who are using Leo AR to re-engage children on school topics, homework assignments and creative learning that is fully remote.

Historical results and cash flows:

Historically, Leo AR has spent the majority of the past capital on hiring engineers, building products, and/or developing the app. Leo AR has been growing organically with minimum spend in marketing in the past. In the next phase of Leo AR, in scaling and growing the company, the cash flow will go towards expanding our Android development team (currently more focused on iOS/Apple), hiring growth + product leads, and marketing on major platforms to target new users. We believe with a monthly marketing budget, Leo AR can continue to grow it's revenue as more people get exposed to it on social channels.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We've been funded to date by strategic institutional and angel investors. We could go after other lines of credit, however, we've been successful in fundraising from investors and will continue to do this.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from StartEngine will be used to expand the team, as well as growing and scaling Leo AR through marketing. With our current subscription and revenue, our company can maintain it's existence for years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The money raised from this campaign will be used to grow the userbase of Leo AR. Only a fraction of the money we raise will be from StartEngine.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate our company for 12 months with the funds raised on Start Engine. Our expenses are related to engineering cost and maintenance which is currently break-even with our subscription revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate for 18 months with our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

There are always multiple sources of capital including loans, business development deals (branded content), and future capital raises to future capital for Leo AR.

Indebtedness

- **Creditor:** Dana Loberg
  Amount Owed: $26,181.00
  Interest Rate: 0.0%

- **Creditor:** Sahin Boydas
  Amount Owed: $67,250.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Dana Loberg
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Dana Loberg, as an Officer & Founder, placed personal money of $26,181 into MojiLala.

Material Terms: She will be repaid once she deems appropriate to return the money the company borrowed.

- **Name of Entity:** Sahin Boydas
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Sahin, as an Officer & Founder, placed personal money of $67,250 into MojiLala.
  Material Terms: He will be returned this $67,250 when the Founders deem it's appropriate.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: Our valuation cap is based on our traction, commercial deals, and management's perceived market value. We currently have commercial deals from Telecom companies, brands as big as Super RTL, and a professional soccer league. Since our last convertible note raise, we've doubled our revenue, built out partnerships with big telecom companies and brands, and has seen an increase in Leo AR's overall user growth.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The funds will be used to market Leo AR, as well as paying off StartEngine (which is 1 form of marketing).

If we raise the over allotment amount of $1,032,550.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  39.0%
  Expanding the team: both iOS and Android developers.

- *Marketing*
  57.5%
  Marketing: running PR campaigns, content marketing on Facebook, Instagram

and YouTube to reach target users.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://leoapp.com/website (leoarapp.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/leo-ar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MojiLala, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Leo AR by MojiLala

AR Technology for all





Redefine What's Possible

Website · Cupertino, CA · TECHNOLOGY

Leo AR by MojiLala is a consumer-facing AR app that allows users to bring life to the environment around them. With a freemium business model, users can dance with astronauts and party with sharks.

$0.00 raised

0 Investors	**90** Days Left
12/31/22 Maturity Date	**$15M** Valuation Cap
10.0% Discount Rate	**1.0%** Annual Interest Rate
Convertible Note Offering Type	**$250.00** Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- No. 1 Consumer-Facing AR App, featured five times as "App of the Day" on App Store and made the exclusive AR app featured in the Samsung Galaxy Store
- Giphy (now owned by Facebook) invested in us alongside Dennis Phelps (board of Snap and partner at IVP), Great Oaks Ventures (investor in StubHub, AllBirds, OkCupid), Betaworks (investor in Giphy and Tumblr), 500 Startups and more
- Founder sold the first app to Gfycat and has key relationships with major Silicon Valley players — including Facebook, Snap, Unity, Google, Apple, Microsoft, and more



OVERVIEW

Bringing the world around you to life

Leo AR is bringing AR creations like aliens and unicorns to your real environment. They are targeting a tech native demographic that is already accustomed to mobile device videos. With partnerships in place with Samsung and major Telecom Companies, Leo has become one of the leading consumer-facing AR Apps.


LEOAPP

5x

"App Of The Day"

8M

Videos Created

70%

10%

Spend 1-30 Mins	MoM Revenue Growth

THE PROBLEM

The power to build new worlds has always been tied to the ability to learn expensive, complicated programming

The drive for humans to find new ways to express themselves is always in motion. Creating intricate and beautiful worlds alongside our reality used to be the realm of the tech-savvy and the photoshop proficient.

Casual users have rarely had the opportunity to transform the world in front of them using only their phones.

But the way we communicate is changing, and the power to create and build in the digital realm is being democratized before our eyes.



Casual users have rarely had the opportunity to transform the world in front of them using only their phones.

THE SOLUTION

With Leo, everyone has the tools to express their creativity

We set out to create an app that would allow a 2-year-old to create AR videos in seconds.

Now, with no expertise, you can invite aliens to take a seat next to you on your

Now, with no expertise, you can invite aliens to take a seat next to you on your living room couch, watch as unicorns dance around your kitchen, or brush your teeth as baby dragons circle your bathroom.

As an augmented reality communications platform, Leo allows everyone to see the world as their canvas, with the ability to showcase everyone's wildest dreams in this realm.



A new generation of mobile natives are coming of age

The AR market is expected to grow significantly in the near term, rising from $10.7B in 2019 to a projected $72.7B by 2024, a CAGR of over 45%.
Our target users were raised as iPad and mobile phone natives, and bring along elevated confidence and level of digital savviness that allows them to easily pick up our app.

The youngest generation is already growing up with Leo AR, and are accustomed to wild animals visiting them in their bedrooms or taking a quick trip to outer space.



AR Market

$72.7B



By 2024
$10B
Apple
$10B
Google
AR Budget
By Platform
$40B
Facebook
$12B
Microsoft
*The Figure For Each Platform Is Based On Internal Research.

OUR TRACTION

Samsung's Galaxy Store's exclusive consumer AR app

We are one of the leading AR apps in the world, and, thanks to a partnership with Samsung, are the only consumer AR App featured in the Galaxy Store in the "Made for Samsung" program.

On the Apple App Store, we have been chosen as "App of the Day" five separate times in the US (as well as 200+ countries worldwide). Apple has also chosen Leo AR to be showcased in all their Apple retail stores globally, totaling over 250k locations.

PAKO Forever
There is no escape!
GET
APP OF THE DAY
Add a Little AR to
Your Videos
Leo brings the otherworldly to your world. Tap to read.
Screaming
Streaming
5x
Apple App Store
"App Of The Day"
Made For Samsung
Galaxy App Store



Feature

We've built relationships with key companies in the Telecom industry (including Deutsche Telekom Europe) to deliver AR experiences for their 5G user base, including groundbreaking branded content.

Without spending a dollar on marketing, we have already notched over $100K in sustainable revenue to date, as well as a 10% MoM growth rate.

$100K+
Sustainable Revenue

10%
MoM Growth Rate



Featured In

VentureBeat

The Boston Globe

Entrepreneur

HUFFPOST

VR/focus

TechCrunch

WHAT OUR INVESTORS SAY ABOUT US

Richard Rabbat

Director Of Product Platform At Twitter, Former CEO Of Gfycat, Product Head Zynga And Google.

"Dana Loberg Is One Of The Strongest Founders I Have Met: She Has Grit, Perseverance, And A Strong Market Sense. She Is Passionately Bringing More Creativity And Imagination To The World Through Innovative Products Like Leo AR. I Couldn't Be More Proud To Be An Investor And I'm Super Excited To Be A Part Of Dana Loberg's Journey."

*Disclaimer: Our previous investors invested under different terms than this Reg CF campaign.

WHAT WE DO

Point, choose, create

Our app empowers users to be the architect of the world around them.

Open up our app, start a video, and users can choose from our library of thousands of different ways to create a new augmented reality right before their eyes.



Open The App



Choose Your Object



Record Your Video



One minute users are dancing with their new astronaut friend, and with a few simple intuitive taps, they can be swimming with sharks.









Create
Your
New
Reality

THE BUSINESS MODEL

Freemium app model

Our app is free for users, allowing them to choose from a variety of free objects. In order to get access to all of our objects, users pay a subscription fee.

We are also able to monetize our branded content, charging brands to get their own category featured/sponsored within our app. This pricing model is CPI-based.

ANIMALS
$0
Free Option
$2.99
Weekly Option
$5.99
Monthly Option
$29.99
Annual Option

HOW WE ARE DIFFERENT

Keeping it simple, engaging, and fun

We believe most of our competitors are B2B and made the mistake of overcomplicating the tech. We are fun, exciting, and intuitive.




Open The App


Choose Your Object


Record Your Video



Our App Is So Simple Even A Two Year Old Can Use It!

THE VISION

A true social media platform with word-class AR functionality

We want our app to become the next big social platform, with users sharing inventive videos borne out of creativity with friends and family around the world.

We believe that AR is going to change the way we think about the world around us, and completely open up a new channel of inspiration and expression. We are

us, and completely open up a new channel of inspiration and expression. We are striving to be the ones to help users everywhere gain access to this tech.



OUR LEADERSHIP

As serial entrepreneurs, we are tapped into the ecosystem

We sold our first company to Gfycat, and have all of the key relationships we need with the major players like Facebook, Snap, Unity, Google, Apple, Microsoft, and more.

Key investors and advisors include Dennis Phelps (board of Snap and partner at IVP), Great Oaks Ventures, and betaworks (investor in Giphy and Tumblr).

Executive Team
Leo is led by Silicon Valley serial entrepreneurs and experts in augmented reality.
Dana Loberg
Sahin Boydas





Co-Founder - CEO

Co-Founder - CTO

WHY INVEST

Be a part of the shift to consumer AR

We are going to be the app that comes along at just the right time as more users around the world continue to gravitate towards finding new ways to communicate and express themselves through a camera lens.

With the coming rollout of 5G, we believe the possibilities are only going to become more widespread and imaginative.


LEO
Redefine What's Possible

In the Press

TechCrunch

SHOW MORE

Meet Our Team



Dana Loberg
CEO, Founder

Dana is a Yale alumni, 2nd time founder in consumer mobile, and Silicon Valley based. She's completed accelerators: Stanford Start X, Quake Accelerator, betaworks and 500 Startups.

More info: https://www.danaloberg.com/





Sahin Boydas
CTO

Serial entrepreneur. Also backed by Stanford Start X, Quake Accelerator, betworks, and 500 Startups.

Sahin currently also works as CEO at RemoteTeam.com but dedicates approximately 40 hours per week to the Company as his primary job.



Offering Summary

Company :	MojiLala, Inc.
Corporate Address :	10548 Rampart Ave., Cupertino, CA 95014
Offering Minimum :	$10,000.00
Offering Maximum :	$1,032,550.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Common Stock

Conversion Trigger : $5,000,000.00

Maturity Date : December 31, 2022

Valuation Cap : $15,000,000.00

Discount Rate : 10.0%

Annual Interest Rate : 1.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in MojiLala, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 10.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 5% bonus on the interest rate of the convertible note.

Super Early Bird Bonus

Invest within the first week and receive a 4% bonus on the interest rate of the convertible note.

Early Bird Bonus

Invest within the first two weeks and receive a 3% bonus on the interest rate of the convertible note.

Bird Bonus

Invest within the first three weeks and receive a 2% bonus on the interest rate of the convertible note.

Amount-Based:

$500+

1 Lifetime unlimited subscription to Leo AR.

$1,000+

Receive a 1% bonus on the Convertible Note interest rate.

$2,500+

Receive a 2% bonus on the Convertible Note interest rate.

$5,000+

Receive a 3% bonus on the Convertible Note interest rate.

$10,000+

Receive a 4% bonus on the Convertible Note interest rate and zoom call with the Founder.

$25,000+

Receive a 5% bonus on the Convertible Note interest rate and dinner with the Founder.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1% instead of 1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Leo AR by MojiLala to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Leo AR is one of the leading consumer-facing Augmented Reality App's today. Leo AR allows users to choose from a wide variety of realistic AR objects, place them into their surroundings and interact with the new world they've created. We allow users to go instantly from a field of unicorns to swimming with sharks and traveling to outer space all in just one app.

VO: We've launched the best and most recognizable brand for users globally. We've been featured by Apple as "App of the Day" five times in the USA and in over 200 countries globally. We've also been featured in the Samsung Galaxy Store and currently working on the upcoming expansion of 5G globally.

VO: We've had millions of videos created, and even more realistic 3D objects used within Leo AR. On average, users are placing 25 objects within Leo, with over 14M objects used in total.

VO: The reality is that most of us live pretty boring and mundane lives. Especially during the COVID pandemic. With Leo AR, we allow everyone to create a brand new world, taking their imagination to the next level, turning boring spaces into different worlds. There are no limits or boundaries to what you can create within Leo AR.

VO: My name is Dana Loberg, founder, and CEO of Leo AR. I'm a Yale graduate, currently living in Silicon Valley, and a 2nd-time entrepreneur having sold my first startup. I've worked together with my Chief Technology Officer, Sahin Boydas for over 8 years in the consumer mobile space. Together we've joined several exclusive accelerators for Leo AR including Stanford Start X, 500 Startups, betaworks, and Quake. We've also raised from strategic funds from top venture capitalists in the USA including Giphy, Great Oaks Ventures, Quake Ventures, betaworks Ventures, X Factor Ventures and several others

VO: So here we are, bringing this product to you, your family and friends so you can get the chance to invest in Leo AR and the future of creative communication. Join us, own your stake in Leo AR, and help us as we bring a new wave of communication to people around the world. You can now have a major impact on a new and exciting way to educate and engage users of all ages, globally. The next great communication platform is being built by us.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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